Dated February 27, 2023

Free Writing Prospectus Filed Pursuant to Rule 433

Supplementing Prospectus dated October 30, 2020 and
Prospectus Supplement dated February 27, 2023
Registration Statement No. 333-249768

$1,500,000,000
Colgate-Palmolive Company
$500,000,000 4.800% Senior Notes due 2026

$500,000,000 4.600% Senior Notes due 2028

$500,000,000 4.600% Senior Notes due 2033

Final Term Sheet

Issuer:	Colgate-Palmolive Company
Anticipated Ratings: (Moody’s/S&P)*	Aa3/AA- (stable)/(stable)
Trade Date:	February 27, 2023
Settlement Date:	March 1, 2023 (T+2)
Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	ANZ Securities, Inc.
Barclays Capital Inc.
BBVA Securities Inc.
BNY Mellon Capital Markets, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
ICBC Standard Bank Plc
J.P. Morgan Securities LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
CastleOak Securities, L.P.
Siebert Williams Shank & Co., LLC

Title of Securities:	4.800% Senior Notes due 2026 (the “2026 Notes”)	4.600% Senior Notes due 2028 (the “2028 Notes”)	4.600% Senior Notes due 2033 (the “2033 Notes”)
Principal Amount:	$500,000,000	$500,000,000	$500,000,000
Maturity Date:	March 2, 2026	March 1, 2028	March 1, 2033
Interest Rate:	4.800% per annum	4.600% per annum	4.600% per annum
Interest Payment Dates:	Payable semi-annually in arrears on March 2 and September 2 of each year, commencing September 2, 2023 (long first coupon)	Payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 2023	Payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 2023

Yield to Maturity:	4.842%	4.623%	4.624%
Spread to Benchmark Treasury:	+33 bps	+45 bps	+70 bps
Benchmark Treasury:	UST 4.000% due February 15, 2026	UST 4.000% due February 29, 2028	UST 3.500% due February 15, 2033
Benchmark Treasury Price and Yield:	98-19; 4.512%	99-07 1/4; 4.173%	96-17; 3.924%
Price to Public:	99.884% plus accrued interest, if any, from March 1, 2023	99.898% plus accrued interest, if any, from March 1, 2023	99.810% plus accrued interest, if any, from March 1, 2023
Make-Whole Call:

The 2026 Notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, prior to the maturity date of the 2026 Notes, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i) the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Notes to be redeemed discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 5 basis points less interest accrued to but excluding the redemption date and (ii) 100% of the principal amount of the 2026 Notes to be redeemed;

plus, in either case, accrued and unpaid interest on the 2026 Notes to be redeemed to but excluding the redemption date.

The 2028 Notes will be redeemable, at the issuer’s option, in whole or in part, at any time and from time to time, prior to February 1, 2028 (one month prior to the maturity date of the 2028 Notes) (the “2028 Par Call Date”), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed discounted to the redemption date (assuming that such 2028 Notes matured on the 2028 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 10 basis points less interest accrued to but excluding the redemption date and (ii) 100% of the principal amount of the 2028 Notes to be redeemed;

plus, in either case, accrued and unpaid interest on the 2028 Notes to be redeemed to but excluding the redemption date.

The 2033 Notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, prior to December 1, 2032 (three months prior to the maturity date of the 2033 Notes) (the “2033 Par Call Date”), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i) the sum of the present values of the remaining scheduled payments of principal and interest on the 2033 Notes to be redeemed discounted to the redemption date (assuming that such 2033 Notes matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 15 basis points less interest accrued to but excluding the redemption date and (ii) 100% of the principal amount of the 2033 Notes to be redeemed;

plus, in either case, accrued and unpaid interest on the 2033 Notes to be redeemed to but excluding the redemption date.

Par Call:	None	On or after February 1, 2028	On or after December 1, 2032
CUSIP/ISIN:	194162 AQ6 / US194162AQ62	194162 AR4 / US194162AR46	194162 AS2 / US194162AS29

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC at 1-866-718-1649 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.